SCHEDULE A
to the Investment Advisory Agreement

(as amended on October 25, 2011)

Series or Fund of Advisors Series Trust	Annual Fee Rate
Huber Capital Equity Income Fund
0.99% of the Fund’s average daily net assts between $0 and $10 billion; 0.75% of the Fund’s average daily net assets between $10 billion and $20 billion; 0.50% of the Fund’s average daily net assets for assets in excess of $20 billion

Huber Capital Small Cap Value Fund	1.35% of the Fund’s average daily net assts between $0 and $5 billion and 1.00% of the Fund’s average daily net assets for assets in excess of $5 billion

ADVISORS SERIES TRUST	HUBER CAPITAL MANAGEMENT, LLC
on behalf of the Funds listed on Schedule A

By: ____________________________	By: ____________________________

Name: __________________________	Name: __________________________

Title: ___________________________	Title: ___________________________